QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213)

This report on Form 6-K contains a press release dated October 8, 2002 announcing CORRECTIONS TO TELIA'S FINNISH EXCHANGE OFFER DOCUMENT.

1(1)

SONERA CORPORATION

STOCK EXCHANGE RELEASE

October 8, 2002, 3.00 p.m.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213)

CORRECTIONS TO THE TELIA'S FINNISH EXCHANGE OFFER DOCUMENT

On page 27 of Telia's Finnish exchange offer document the heading and the corresponding numbers of two line items of the chart have been presented in a wrong order. As corrected, these line items presented in accordance with U.S. GAAP are as follows:

	31.12					30.6
	1997	1998	1999	2000	2001	2001	2002
Oma pääoma	1 341	1 446	1 896	4 432	4 912	4 419	2 128
Vastattavaa yhteensä	1 898	2 848	3 757	11 181	9 104	10 570	5 951

In the English language exchange offer document, these line items have been presented in the correct order.

In addition, on page 34 of the Finnish exchange offer document, the possible top-up payment payable by Telia to Sonera's shareholders mentioned in the text below the chart should be EUR 1.05 per Sonera share.

The whole sentence should be as follows in the Finnish exchange offer document:

"Kuten yllä on esitetty, jos Vaihtotarjous olisi toteutettu 30.9.2002, Telian olisi pitänyt suorittaa Soneran osakkeenomistajille 1,05 euron osakekohtainen eli yhteensä kaikista Soneran osakkeista 1 175,4 miljoonan euron hyvitysmaksu, mikäli yllä kuvattua vaihtoehtoista Telian osakkeiden laskennallisen käteisarvon laskutapaa sovellettaisiin".

In the English language offer document, the per share amount of the top-up payment is presented correctly.

The relevant corrected pages are included as PDF-files in the internet pages of Sonera (www.sonera.fi).

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications & IR

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

QuickLinks

SONERA CORPORATION STOCK EXCHANGE RELEASE October 8, 2002, 3.00 p.m.
SIGNATURES